FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 16 May 2019

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

NatWest Markets Plc

Acknowledgment of European Commission’s announcement regarding two settlements on FX trading

16 May 2019

The Royal Bank of Scotland Group plc (“RBSG”) and its subsidiary NatWest Markets Plc (“NWM Plc”) acknowledge the announcement by the European Commission (“EC”) today that two settlements have been reached with RBSG, NWM Plc and other named financial institutions, in relation to the EC’s investigation of historic competition law breaches concerning foreign exchange (“FX”) trading.  RBSG, together with NWM Plc, have been fined a total of EUR 249,214,000 relating to conduct which took place in two groups of chatrooms in periods between December 2007 and November 2011. The aggregate fine is fully covered by existing provisions in NWM Plc.

As previously disclosed, NWM Plc is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to past failings in FX trading. The timing and amount of future financial penalties, related litigation risks and collateral consequences remain uncertain and may be material.

For further information, please contact:

RBSG Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 207 672 1758

NWM Investor Relations

Richard Coombs

Head of NatWest Markets Investor Relations

+44 (0) 20 7678 1768

RBS Media Relations

+44 (0) 131 523 4205

Forward Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG or NWM's future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to RBSG or NWM in respect of, but not limited to their respective: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG or NWM's actual results are discussed in NWM’s 2018 Annual Report and Accounts and other regulatory filings, RBSG's UK 2018 Annual Report and Accounts and materials filed by RBSG with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG and NWM do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifiers

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
NatWest Markets Plc	RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date	16 May 2019	By:	/s/ Morven Adderton
			Name:	Morven Adderton
			Title:	Assistant Secretary